SECI 13014639 ISSION

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAN INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 FIFTH AVENUE, 25th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHIRAZ KAJEE (212) 649-6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/11/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SHIRAZ KAJEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAN INVESTMENTS INC., as of FEBRUARY 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER

Title

Notary Public

MONICA CHENG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02CH6212464
Qualified in New York County
Commission Expires Oct 13, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.

Statement of Financial Condition
December 31, 2012

Man Investments Inc.
Index
December 31, 2012

pwc

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

Independent Auditor's Report

To the Board of Directors and
Stockholder of Man Investments Inc.:

We have audited the accompanying statement of financial condition of Man Investments Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Man Investments Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Man Investments Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 19,151,468
Due from affiliates	1,930,021
Prepaid expenses	1,796,412
Fees receivable from affiliates	688,982
Total assets	$ 23,566,883
Liabilities and Stockholder's Equity	
Accrued expenses and other payables	$ 2,995,146
Payable to broker dealers	1,970,475
Due to affiliates	872,817
Taxes payable to affiliate	1,020,969
State taxes payable to affiliate	302,110
Total liabilities	7,161,517
Common stock, $1 par value; 10,000 shares authorized and 3,600 issued and outstanding	3,600
Additional paid-in capital	33,591,400
Accumulated deficit	(17,189,634)
Total stockholder's equity	16,405,366
Total liabilities and stockholder's equity	$ 23,566,883

The accompanying notes are an intergal part of this financial statement.

1. Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group plc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

In the current year, the Company identified an error in the prior year financial statements which would have decreased total expenses and increased prepaid assets by $169,602. These amounts, which were recorded in 2012, were not material to the current or prior period financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
Cash represents cash deposits held at banks used in the ordinary course of business.

Fair Value
Financial assets and financial liabilities are recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or, paid to transfer the liability in an orderly transaction between market participants. The Company's financial assets consist of receivables due from affiliates which are generally settled in 30 days. The liabilities owed by the Company consist of general accrued expenses and payables due to broker dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by MIUHI (an affiliate and parent company in the United States). Due to Florida state tax regulations, the Company files a standalone tax return in Florida.

Income taxes are determined on a benefit-for-loss basis pursuant to an arrangement between the Company and MIUHI. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when these differences are expected to reverse.

Uncertainty in income tax positions (ASC 740-10) is accounted for by recognizing in the financial statements the impact of a tax position when it is more likely than not (i.e., greater than 50%) that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available in order to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Accounting Standards Updates
In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements, and requires additional disclosures for certain financial instruments that are not carried at fair value. This ASU is effective prospectively for annual periods beginning on or after December 15, 2011. The Company adopted this guidance effective January 1, 2012 and it did not have a material impact on its statement of financial condition.

3. Related Party Transactions

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2012, the Company owed affiliates $2,195,896, which is identified on the statement of financial condition.

As described in Note 4, certain employees of the Company participate in deferred compensation incentive plans sponsored by Man Group. To fund the purchase of the shares and fund units, the Company pays Man Group's Employee Benefit Trust. As of December 31, 2012, the company had paid $1,725,000 for the cost of awards not yet vested, which is included in prepaid expenses in the statement of financial condition.

4. Stock Based Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group. The Company records compensation costs related to share-based transactions based on the fair value of the underlying options.

Deferred Share Plan
The Man Deferred Share plan, a long-term incentive plan for selected employees, replaced the Man Co-Investment plan in June 2008. Participants are awarded options for shares in Man Group with no exercise price subject to continuing service throughout the vesting period. There is an incremental vesting over four years subsequent to the award date, in which 10% vests in year one, 15% vests in year two, 20% vests in year three and 55% vests in year four. Effective April 1, 2011, Man Group plc amended the vesting period to 3 years with 1/3rd of the award vesting in each year. Awards issued prior to April 1, 2011 continue to vest under the original four-year plan.

At December 31, 2011, the Man US Fund Deferral plan was approved, which is similar to the Man Deferred Share plan in terms of vesting but references the return of selected fund products rather than the issuance of Man Group stock.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over the term of each award. The Company estimated the fair value of each fund product award on the date of grant and through the year ended December 31, 2012. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum, however, the accounting charge is adjusted to reflect actual forfeitures. Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately charged.

A summary of the activity of awards granted under the Deferred Share plans as of December 31, 2012 and changes during the year then ended is presented below:

	Deferred Share Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award)[1]
Nonvested as of January 1, 2012	409,097	$ 5.02
Granted	869,543	2.24
Exercised	270,245	4.73
Transfers in (out)[2]	(184,189)	2.98
Forfeited	(281,261)	5.78
Nonvested as of December 31, 2012	1,083,435	
Total unrecognized compensation expense remaining	$ 1,061,418	
Weighted average years expected to be recognized	1.07	

	Key Executive Options	
	Awards	Weighted-Average Exercise Price
Outstanding at January 1, 2012	1,216,039	$ 4.63
Granted		
Exercised		
Transfers in[2]	117,958	4.93
Forfeited	(87,863)	4.99
Outstanding at December 31, 2012	1,246,134	
Total unrecognized compensation expense remaining	$ 369,585	
Weighted average years expected to be recognized	0.89	

(1) As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates during the year.

(2) Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

	Fund Product Plans	
	Awards	**Weighted-Average Grant Date Fair Value (per award)**
Nonvested as of January 1, 2012		$ -
Granted	218,726	3.31
Exercised		
Transfers in (out)[2]	59,940	1.05
Forfeited	(59,940)	1.05
Nonvested as of December 31, 2012	218,726	
Total unrecognized compensation expense remaining	$ 294,002	
Weighted average years expected to be recognized	1.16	

(2) Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

5. Fair Value

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term or demand nature and generally negligible credit risk. These instruments include cash, due from affiliates, fees receivable from affiliates, accrued expenses and other liabilities, payables to broker-dealers, due to affiliates, taxes payable to affiliates and state taxes payable to affiliates. They are all considered Level 2 financial assets and liabilities, except for cash which is considered Level 1.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital, as defined, of $11,989,951 which was $11,512,517 in excess of the required minimum net capital of $477,434. The Company's ratio of aggregate indebtedness to net capital was .60 to 1.

The Company operates as an introducing broker and does not hold any customer's funds or securities. Therefore, the Company is exempt from the Customer Protection rule as defined under SEC Rule 15c3-3.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management accrues for such amounts as may be probably and estimable. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition of the Company.

7. Income Taxes

The Company has recorded a gross deferred tax asset in the amount of $4,454,827 at December 31, 2012 due primarily to differences in the book and tax bases of the Company's deferred compensation and net operating loss carryforwards. A full valuation allowance has been established against the deferred tax asset because the Company has determined that the recoverability of the deferred tax asset is not more likely-than-not. The table below represents the components of deferred tax asset.

Deferred tax asset	
Net operating loss carryforwards	$ 3,277,253
Deferred compensation	796,123
Lease reserves	381,451
Gross deferred tax asset	4,454,827
Valuation allowance	(4,454,827)
Net deferred tax asset	$ -

Tax years 2007 to the present are open for examination by Federal, state and local tax authorities.

At December 31, 2012, The Company has no reserve for uncertain tax positions reflected on its statement of condition.

8. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in noninterest bearing accounts at two banks, which at times may exceed Federal insurance limits. At December 31, 2012, the Company held cash above the FDIC limits in the amount of $18,899,407.

9. Subsequent Events

The Company performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statement was available to be issued, and did not identify any subsequent events which would require disclosure in this financial statement.